Exhibit 99.83

Canopy Growth Extends its Industry Leading Hemp Position

HAGEN, SK, Nov. 27, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”) continues to develeop its hemp operations. It has entered into a definitive agreement to acquire certain assets and intellectual property (the “Transaction”) from Green Hemp Industries Ltd. (“Green”) and its principal, Jason Green. Green is a veteran hemp farm operator based in Saskatchewan. The Transaction marks a major milestone in Canopy Growth’s hemp business and is expected to enhance Canopy Growth’s vertically integrated field-scale hemp production capabilities.

In addition to acquiring Green’s farm operations and associated assets, equipment, genetic stock, and other property, Canopy Growth will operate approximately 300 acres of existing hemp production after completion of the Transaction, which it anticipates will be scalable to 2,200 acres for the 2018 growing season.

“Green has developed an optimized process to grow, harvest, collect, and extract the whole hemp plant at field-scale and in a fashion that meets a high standard for product quality. We look forward to rapidly scaling this operation so that, in combination with our existing hemp assets, we capitalize on the new opportunities outlined in the government’s proposed regulatory framework,” said Bruce Linton, Chairman and CEO, Canopy Growth.

Should the regulations change in accordance with the Proposed Approach to the Regulation of Cannabis discussion paper, material collected at Green could be processed for cannabinoid extraction at the Tweed Grasslands facility in Saskatchewan, which will be home to one of the largest hemp cannabinoid processing facilities in the world. By building the amount of CBD under Canopy operations the Company will be able to expand its lineup of cannabinoid based products.

On completion of the Transaction, Jason Green will join the Company’s hemp division as Head of Agriculture. Jason serves as a director of the Canadian Hemp Trade Alliance and is a well-known force in hemp growing, processing and genetics breeding.

The Transaction is subject to certain closing conditions including, but not limited to, the approval of the Toronto Stock Exchange. It is expected to close in late December 2017 or January 2018.

On closing, the Company will reimburse Green for crop input expenses and will issue 24,576 common shares. The Company expects to issue up to another 24,576 common shares if certain production related milestones are achieved.

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over 700,000 sq. ft. of licensed production, over 500,000 sq. ft. of which is GMP-certified. Looking forward to 2018, Canopy Growth and its affiliates expect to develop a production platform that would represent 3.2 million sq. ft. of indoor and greenhouse production capacity, all operated with world-leading production, quality assurance procedures, value-add post processing, research, and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning seven countries and four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements may relate to, among other things, future operational and production capacity, the impact of enhanced infrastructure and production capabilities, forecasted available product selection, the anticipated regulatory environment in which the Company operates, the anticipated benefits of the Transaction, and whether the Transaction is completed as anticipated. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/27/c8386.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:59e 27-NOV-17